Mail Stop 4561

October 26, 2006

Kenneth E. Compton
President and Chief Executive Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, South Carolina 29306

Re: **Advance America, Cash Advance Centers, Inc.**
      Form 10-K for the Fiscal Year ended December 31, 2005
      Form 10-Q for the Fiscal Quarter ended March 31, 2006
      Form 10-Q for the Fiscal Quarter ended June 30, 2006
      File No. 001-32363

Dear Mr. Compton:

       We have reviewed your letter filed on September 22, 2006 and have the following
comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Description of Business and Significant Accounting Policies, Property and Equipment,
page 72

1. We note your response to comment two of our letter dated September 7, 2006. Please
    provide us with a comprehensive analysis that explains how you determined the sum
    of the undiscounted cash flows expected to result from the use of and eventual
    disposition of the asset group exceeded the carrying amount of the asset group for
    each of the periods ending December 31, 2005, March 31, 2006 and June 30, 2006.
    At a minimum, your response should include:
    • a detailed description of the attractive alternatives courses of action to recover the
       carrying amount of the asset group;
    • the likelihood that these alternative actions will occur;
    • the assumptions and factual evidence relied upon in determining the likelihood of
       the possible outcomes;
    • the estimates of future cash flows of the long-lived asset group;

- the specific assumptions and available evidence relied upon in determining the estimates of future cash flows; and
- a discussion of how this situation differs from the impairments taken in 2004 and 2005 as a result of the suspension of operations at your Georgia and North Carolina centers.

2. We note your response to comment three of our letter dated September 7, 2006. Please provide us with a comprehensive analysis that explains how you determined the fair value of the reporting unit exceeded its carrying amount, including goodwill for each of the periods ending December 31, 2005, March 31, 2006 and June 30, 2006. At a minimum, your response should include:
   - a detailed description of your reporting units;
   - a listing of the states included in each of the five regional zones;
   - the amount of and methodology used to determine the amount of assets and liabilities, including goodwill, assigned to each reporting unit;
   - a detailed description of the attractive alternatives referred to in your response;
   - the specific assumptions used and factual evidence relied upon in determining the probability that these attractive alternatives will occur;
   - the specific assumptions used and factual evidence relied upon in determining the fair value of each reporting unit; and
   - the fair value of each of the reporting units.

   Refer to paragraphs 15 through 35 of SFAS 142.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant